OMB APPROVAL
                                                           ------------
                                                   OMB NUMBER:  3235-0145
                                                   EXPIRES:  DECEMBER 31, 1997
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE.....14.90
                                               -------------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. _______________)*

                          SPRECKELS INDUSTRIES, INC.
                               (Name of Issuer)


                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of class of securities)


                                  849416 20 1
                                  -----------
                                (CUSIP number)

                  PHILLIP S. SCHAEFFER, SENIOR VICE PRESIDENT
                              ROBERT FLEMING INC.
       1285 AVENUE OF THE AMERICAS, NEW YORK, N.Y. 10019, (212) 713-8518
           (Name, address and telephone number of person authorized
                    to receive notices and communications)

                                JANUARY 6, 1995
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.|_|

Check the following box if a fee is being paid with the statement.|X| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 849416 20 1                                Page  2  of 39 Pages
          ------------                                   -----      -----
- -------------------------------  -----------------  ---------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Robert Fleming Inc.
- ------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                        (b) | |

- ------------------------------------------------------------------------------
     3       SEC USE ONLY


- ------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             AF, WC, OO
- ------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                           | |
- ------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

             Delaware
- ------------------------------------------------------------------------------
  NUMBER OF       7       SOLE VOTING POWER
   SHARES
BENEFICIALLY              468,548
OWNED BY EACH  ---------------------------------------------------------------
  REPORTING       8       SHARED VOTING POWER
 PERSON WITH
                           - 0 -
               ---------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                          468,548
               ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER

                           - 0 -
- -------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             468,548
- ------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*

                                                                           | |
- ------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.8%
- ------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IA
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- ------------------------
*        See Item 5.

                                 SCHEDULE 13D


CUSIP No. 849416 20 1                                Page  3  of 39 Pages
          ------------                                   -----      -----
- -------------------------------  -----------------  ---------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Phillip S. Schaeffer
- ------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                        (b) | |

- ------------------------------------------------------------------------------
     3       SEC USE ONLY


- ------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             PF
- ------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                           | |
- ------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

             United States
- ------------------------------------------------------------------------------
  NUMBER OF       7       SOLE VOTING POWER
   SHARES
BENEFICIALLY              22,615
OWNED BY EACH  ---------------------------------------------------------------
  REPORTING       8       SHARED VOTING POWER
 PERSON WITH
                           - 0 -*
               ---------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                          22,615
               ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER

                           - 0 -*
- -------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             22,615*
- ------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*

                                                                           | |
- ------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.4%
- ------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- ------------------------
*        See Items 2 and 5.

                                 SCHEDULE 13D


CUSIP No. 849416 20 1                                Page  4  of 39 Pages
          ------------                                   -----      -----
- -------------------------------  -----------------  ---------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Michael E. Rowe
- ------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                        (b) | |

- ------------------------------------------------------------------------------
     3       SEC USE ONLY


- ------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             PF
- ------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                           | |
- ------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

             United States
- ------------------------------------------------------------------------------
  NUMBER OF       7       SOLE VOTING POWER
   SHARES
BENEFICIALLY               - 0 -*
OWNED BY EACH  ---------------------------------------------------------------
  REPORTING       8       SHARED VOTING POWER
 PERSON WITH
                           - 0 -*
               ---------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                           - 0 -*
               ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER

                           - 0 -*
- -------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             - 0 -*
- ------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*

                                                                           | |
- ------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%
- ------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- ------------------------
*        See Items 2 and 5.

                                 SCHEDULE 13D


CUSIP No. 849416 20 1                                Page  5  of 39 Pages
          ------------                                   -----      -----
- -------------------------------  -----------------  ---------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Sara H. Schaeffer
- ------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                        (b) | |

- ------------------------------------------------------------------------------
     3       SEC USE ONLY


- ------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             PF
- ------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                           | |
- ------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

             United States
- ------------------------------------------------------------------------------
  NUMBER OF       7       SOLE VOTING POWER
   SHARES
BENEFICIALLY               - 0 -*
OWNED BY EACH  ---------------------------------------------------------------
  REPORTING       8       SHARED VOTING POWER
 PERSON WITH
                           - 0 -*
               ---------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                           - 0 -*
               ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER

                           - 0 -*
- -------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             - 0 -*
- ------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*

                                                                           | |
- ------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%
- ------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- ------------------------
*        See Items 2 and 5.

                                 SCHEDULE 13D


CUSIP No. 849416 20 1                                Page  6  of 39 Pages
          ------------                                   -----      -----
- -------------------------------  -----------------  ---------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Louis P. and Marilyn J. Schaeffer
- ------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                        (b) | |

- ------------------------------------------------------------------------------
     3       SEC USE ONLY


- ------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             PF
- ------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                           | |
- ------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

             United States
- ------------------------------------------------------------------------------
  NUMBER OF       7       SOLE VOTING POWER
   SHARES
BENEFICIALLY               - 0 -*
OWNED BY EACH  ---------------------------------------------------------------
  REPORTING       8       SHARED VOTING POWER
 PERSON WITH
                           - 0 -*
               ---------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                           - 0 -*
               ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER

                           - 0 -*
- -------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             - 0 -*
- ------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*

                                                                           | |
- ------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%
- ------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- ------------------------
*        See Items 2 and  5.

                                 SCHEDULE 13D


CUSIP No. 849416 20 1                                Page  7  of 39 Pages
          ------------                                   -----      -----
- -------------------------------  -----------------  ---------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Frank E. Rowe, Jr.
- ------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                        (b) | |

- ------------------------------------------------------------------------------
     3       SEC USE ONLY


- ------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             PF
- ------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                           | |
- ------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

             United States
- ------------------------------------------------------------------------------
  NUMBER OF       7       SOLE VOTING POWER
   SHARES
BENEFICIALLY               - 0 -*
OWNED BY EACH  ---------------------------------------------------------------
  REPORTING       8       SHARED VOTING POWER
 PERSON WITH
                           - 0 -*
               ---------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER


                           - 0 -*
               ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER

                           - 0 -*
- -------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             - 0 -*
- ------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*

                                                                           | |
- ------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%
- ------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- ------------------------
*        See Items 2 and 5.

                                 SCHEDULE 13D


CUSIP No. 849416 20 1                                Page  8  of 39 Pages
          ------------                                   -----      -----
- -------------------------------  -----------------  ---------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Portfolio Press
- ------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                        (b) | |

- ------------------------------------------------------------------------------
     3       SEC USE ONLY


- ------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
- ------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                           | |
- ------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

             New York
- ------------------------------------------------------------------------------
  NUMBER OF       7       SOLE VOTING POWER
   SHARES
BENEFICIALLY               - 0 -*
OWNED BY EACH  ---------------------------------------------------------------
  REPORTING       8       SHARED VOTING POWER
 PERSON WITH
                           - 0 -*
               ---------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                           - 0 -*
               ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER

                           - 0 -*
- -------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             - 0 -*
- ------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*

                                                                           | |
- ------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%
- ------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             CO
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- ------------------------
*        See Items 2 and 5.

ITEM 1.  SECURITY AND INSURER

                  This statement on Schedule 13D, dated January 12, 1995, relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Spreckels Industries, Inc. (the "Company"), a Delaware corporation with its principal executive office at 4234 Hacienda Drive, Pleasanton, California 94588.

ITEM 2.  IDENTITY AND BACKGROUND

                  This statement is filed jointly on behalf of Robert Fleming Inc. ("RFI"); Phillip S. Schaeffer ("Phillip Schaeffer"); Michael E. Rowe ("Michael Rowe"); Sara H. Schaeffer ("Sara Schaeffer"); Louis P. and Marilyn
J. Schaeffer ("Louis and Marilyn Schaeffer"); Frank E. Rowe, Jr. ("Frank Rowe"); and Portfolio Press ("Portfolio") (collectively, the "Reporting Persons").

                  RFI is a corporation organized under the laws of the state of Delaware. Its principal business address is 1285 Avenue of the Americas, New York, New York 10019. RFI is an investment adviser registered under the Investment Advisers Act of 1940, as amended. One or more of RFI's advisory clients is the record owner of the RFI Managed Shares (as defined herein). Pursuant to investment management agreements with its advisory clients, RFI has sole investment discretion and voting authority with respect to the FRI Managed Shares. RFI is compensated for its management services by fixed fees and incentive fees.

                  The name, business address, and principal occupation for employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of RFI is set forth in Exhibit 3 hereto.

                  Phillip Schaeffer is a citizen of the United States. His business address is 1285 Avenue of the Americas, New York, New York 10019. His present principal employment is Senior Vice President with RFI. In his capacity as Senior Vice President, Phillip Schaeffer exercises voting control and dispositive power over the RFI Managed Shares (as defined herein) on behalf of RFI. As a result, Phillip Schaeffer may be deemed to have indirect beneficial ownership over such securities. Each of RFI and Phillip Schaeffer disclaims beneficial ownership of all RFI Managed Shares reported herein.

                  Michael Rowe is a citizen of the United States. His business address is 1285 Avenue of the Americas, New York, New York 10019. His present principal employment is Vice President with RFI.

                  Sara Schaeffer is a citizen of the United States. Her residence address is 38 Delafield Island Road, Darien, Connecticut 06820. Her present principal occupation is housewife. She is Phillip Schaeffer's spouse.

                  Louis and Marilyn Schaeffer are citizens of the United States. Their residence address is 5740 Augusta Court, Sarasota, Florida 34238. They are retired. Louis P. and Marilyn J. Schaeffer are the parents of Phillip Schaeffer.

                  Frank Rowe is a citizen of the United States. He is retired. His residence address is 1123 38th Avenue, Seattle, Washington 98122. Frank Rowe is the father of Michael Rowe.

                  Portfolio is a corporation organized under the laws of the state of New York. Its principal business is publishing. Its business address is RD 1 Lloyd Lane, Huntington, New York 11743. Portfolio is wholly owned by Robert C. Rowe, who is President. Robert C. Rowe's business address is RD 1 Lloyd Lane, Huntington, New York 11743. His present principal occupation is as publisher with Portfolio. Robert C. Rowe is the uncle of Michael Rowe.

                  None of the Reporting Persons has been convicted in any criminal proceeding.

                  None of the Reporting Persons has been a party to any civil proceedings and, as a result of such proceedings, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The Reporting Persons have filed this statement on Schedule 13D jointly because their interest (or the interest of the person with whom they share or shared beneficial ownership) in pursuing and promoting a transaction or transactions to maximize shareholder value in the Company may result in their being considered a "group" formed for the purposes of acquiring, holding or disposing of securities of the Company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  RFI acquired the shares of Class A Common Stock owned of record by it, over which it has sole investment discretion and voting authority and reported herein (the "RFI Direct Shares") for approximately $800,085 (including brokerage commission). All the funds required to purchase the RFI Direct Shares were obtained from RFI's working capital or from affiliates of RFI.

                  The shares of Class A Common Stock owned of record by one or more of RFI's advisory clients, over which RFI has sole investment discretion and voting authority and reported herein (the "RFI Managed Shares") were acquired by RFI's advisory clients for approximately $3,748,545 (including brokerage commissions). All the funds required to purchase the RFI Managed Shares were funds belonging to managed accounts.

                  Phillip Schaeffer acquired the shares of Class A Common
Stock over which he has sole investment discretion and voting authority, owned of record by him and reported herein (the "Phillip Schaeffer Shares") for approximately $223,230 (including brokerage commissions). All of the funds required to purchase the Phillip Schaeffer Shares were obtained from Phillip Schaeffer's personal funds.

                  Michael Rowe acquired the shares of Class A Common Stock over which he had sole investment discretion and voting authority, formerly owned of record by him and reported herein (the "Michael Rowe Shares") for approximately $4,130 (including brokerage commissions). All the funds required to purchase the Michael Rowe shares were obtained from Michael Rowe's personal funds.

                  Sara Schaeffer and Phillip Schaeffer acquired the shares of Class A Common Stock over which they had shared investment discretion and voting authority, formerly owned of record by the Sara H. Schaeffer Individual Retirement Account and reported herein (the "Sara Schaeffer Shares") for approximately $7,335 (including brokerage commissions). All the funds required to purchase the Sara Schaeffer Shares were obtained from Sara Schaeffer's personal funds.

                  Louis and Marilyn Schaeffer and Phillip Schaeffer acquired the shares of Class A Common Stock over which they had shared investment discretion and voting authority, formerly owned of record by Louis and Marilyn Schaeffer and reported herein (the "Louis and Marilyn Schaeffer Shares") for approximately $8,220 (including brokerage commissions). All the funds required to purchase the Louis and Marilyn Schaeffer Shares were obtained from Louis and Marilyn Schaeffer's personal funds.

                  Frank Rowe and Michael Rowe acquired the shares of Class A Common stock over which they had shared investment discretion and voting authority, formerly owned of record by Frank Rowe and reported herein (the "Frank Rowe Shares") for approximately $17,855 (including brokerage commissions). All the funds required to purchase the Frank Rowe Shares were obtained from Frank Rowe's personal funds.

                  Portfolio and Michael Rowe acquired the shares of Class A Common stock over which they had shared investment discretion and voting authority, formerly owned of record by

Portfolio and reported herein (the "Portfolio Shares") for approximately $18,205 (including brokerage commissions). All the funds required to purchase the Portfolio Shares were obtained from Portfolio's working capital.

ITEM 4.  PURPOSE OF TRANSACTION

                  The Reporting Persons acquired beneficial ownership of the shares of Class A Common Stock for the purpose of investment. Subject to applicable legal requirements and the factors referred to below, the Reporting Persons may purchase additional shares or dispose of shares of Class A Common Stock from time to time in open market or privately negotiated transactions. The Reporting Persons may also tender shares in a tender or exchange offer. In determining whether to purchase or dispose of additional shares of Class A Common Stock and in formulating any plan or proposal to influence the control of the Company through, among others, an extraordinary corporate transaction, a sale or transfer of material assets or any other material change in the Company's business or corporate structure, the Reporting Persons intend to consider various factors, including among others, the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company to the Reporting Persons' ownership of shares of Class A Common Stock, the Company's response to AMDURA's proposal (as discussed herein) and any other tender or exchange offer proposals, price levels of the Class A Common Stock, other opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' business and general economic, money and stock market conditions.

                  Since the Company's emergence from bankruptcy, representatives of the Reporting Persons have participated in several meetings and conversations with representatives of the Company to inform the Company of the representatives' views as to the Company's strategic direction, including, in particular, regarding the representatives' views that the sugar segment of the Company should be separated from the Company. None of those meetings resulted in an agreement or understanding between the Reporting Persons and the Company concerning such a disposition.

                  The representatives of the Reporting Persons believe, based upon their research and analysis, that the market valuation of the Company's securities does not fully reflect the inherent value of its two separate businesses and that a separation of such businesses would produce a total value greater than the stock market's current valuation of the Company. Such a separation might be effected by disposing of the sugar segment. The Reporting Persons' views are based on the premise, among other things, that the inherent value of the businesses would be better realized by the financial markets if the two businesses were separate. Consistent with these views, it is intended that the Reporting Persons advocate and support proposals to effect the disposition of the Company's sugar segment with the intention of realizing enhanced values for all of the Company's securityholders, including the Reporting Persons.

                  In addition, in December 1994, representatives of AMDURA Corporation ("AMDURA") contacted representatives of the Reporting Persons to discuss a potential business combination of AMDURA and the Company. Those conversations regarding such a potential business combination did not produce an understanding or agreement between the Reporting Persons and other stockholders of the Company.

                  On January 4, 1995, AMDURA sent a letter to the Board of Directors of the Company setting forth a specific proposal for a business combination of AMDURA and the Company. AMDURA and The Network Company II Limited ("Network") thereafter filed a Schedule 13D, dated January 4, 1995, relating to the Class A Common Stock. Following the public filing of the
Schedule 13D by AMDURA and Network, on January 5, 1995, Phillip Schaeffer purchased the additional 5,000 shares of Class A Common Stock referred to in
Item 5(c) herein. On January 6, 1995, the Company's Board of Directors issued a press release announcing that it had reviewed AMDURA's proposal and determined that accepting that proposal would not be in the best interests of the Company's shareholders.

                  On January 6, 1995, and after the Company's press release was issued, two directors of AMDURA telephoned a representative of the Reporting Persons to encourage the Reporting Persons to express their views to the Company regarding the AMDURA proposal and to encourage the Company to discuss the AMDURA proposal with AMDURA. That telephone conversation did not produce an understanding or agreement regarding the AMDURA proposal between the two directors of AMDURA and the Reporting Persons.

                  On January 12, 1995, a representative of the Reporting Persons sent a letter to the Board of Directors of the Company urging the Company to maximize shareholder value by seeking out and carefully considering all alternatives, including negotiating with any persons who expresses a legitimate interest in the Company or any of its businesses. That letter is attached hereto as Exhibit 4 and made a part hereof by reference.

                  The Reporting Persons presently intend to communicate with the management of the Company from time to time to discuss their views concerning maximizing shareholder value, which would include separating the Company's sugar segment because the Reporting Persons continue to believe that such separation would be in the best interests of the Company's shareholders. The Reporting Persons also intend to seek out proposals and to evaluate any proposal, including the AMDURA proposal, to increase shareholder value. Such proposals may relate to the purchase or exchange of Company shares pursuant to which any or all of such shares may be exchanged or tendered for securities and/or cash. In this regard, the Reporting Persons intend to communicate with other shareholders of the Company concerning their interest in such proposals and will explore the feasibility thereof, including obtaining any required regulatory approvals.

                  The Reporting Persons have filed this statement on Schedule 13D jointly because their interest (or the interest of the person with whom they share or shared beneficial ownership) in pursuing and promoting a transaction or transactions to maximize shareholder value in the Company may result in their being considered a "group" formed for the purposes of acquiring, holding or disposing of securities of the Company.

                  The Reporting Persons severally reserve the right to purchase or dispose of additional securities of the Company, to exercise any and all of their respective rights and privileges as securitiyholders of the Company, and to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company or its securities.

                  Except as described above in this Item 4, none of the Reporting Persons presently has any plan or proposal which relates to, or would result in, any of the actions referred to in paragraphs (a) through (j) of the Instructions to Item 4 of Schedule 13D. The Reporting Persons may review or reconsider their positions with respect to the Company or to formulate other plans or proposals with respect to any such actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As the holder of sole voting and investment power for the securities owned by its advisory clients, RFI and, therefore, Phillip Schaeffer, may be deemed to be the beneficial owner of the 380,826 RFI Managed Shares representing approximately 6.3% of the outstanding shares of Class A Common Stock based on 5,999,900 shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994. RFI and, therefore, Phillip Schaeffer, may also be deemed to be the beneficial owner of $2,860,000 face amount of the Company's 11.5% Senior Notes due September 1, 2000 ("Senior Notes") owned of record by RFI's advisory clients.

                  RFI beneficially owns the 87,722 RFI Direct Shares, which represent approximately 1.5% of the outstanding Class A Common Stock. RFI is also the beneficial owner of $590,000 face amount of Senior Notes.

                  Phillip Schaeffer beneficially owns the Phillip Schaeffer Shares, which aggregate 22,615 shares and represent approximately 0.4% of the outstanding Class A Common Stock. Phillip Schaeffer also beneficially owned the Sara Schaeffer Shares and the Louis and Marilyn Schaeffer Shares, until January 10, 1995, when the Sara Schaeffer Shares and the Louis and Marilyn Schaeffer Shares were sold (see Item 5(c) and (e) herein). Phillip Schaeffer is also the beneficial owner of $150,000 face amount of Senior Notes.

                  Michael Rowe beneficially owned the Michael Rowe Shares, the Frank Rowe Shares and the Portfolio Shares, which aggregated 4,477 shares and represented approximately 0.1% of the outstanding Class A Common Stock, until January 10, 1995, when the Michael Rowe Shares, the Frank Rowe Shares and the Portfolio Shares were sold (see Items 5(c) and (e) herein). Michael Rowe is also the beneficial owner of $200,000 face amount of Senior Notes.

                  Sara Schaeffer beneficially owned the 725 Sara Schaeffer Shares, which represented approximately 0.0% of the outstanding Class A Common Stock, until January 10, 1995, when such shares were sold (see Item 5(c) and (e) herein).

                  Louis and Marilyn Schaeffer beneficially owned the 818 Louis and Marilyn Schaeffer Shares, which represented approximately 0.0% of the outstanding Class A Common Stock, until January 10, 1995, when such shares were sold (see Items 5(c) and (e) herein).

                  Frank Row beneficially owned the 2,068 Frank Row Shares, which represented approximately 0.0% of the outstanding Class A Common Stock, until January 10, 1995, when such shares were sold (see Items 5(c) and (e) herein). Frank Rowe is also the beneficial owner of $49,000 face amount of Senior Notes.

                  Portfolio owned the 2,000 Portfolio Shares, which represented approximately 0.0% of the outstanding Class A Common Stock, until January 10, 1995, when such shares were sold (see Items 5(c) and (e) herein). Portfolio is also the beneficial owner of $35,000 face amount of Senior Notes.

                  Collector Communications Inc. ("Collector"), a corporation controlled by Robert C.

Rowe, beneficially owns no outstanding Class A Common Stock. Collector is the beneficial owner of $86,000 face amount of Senior Notes.

                  (b) RFI has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, the 380,826 RFI Managed Shares. RFI and Phillip Schaeffer disclaim any economic interest in or beneficial ownership of the RFI Managed Shares and the Senior Notes owned of record by RFI's advisory clients, except that RFI is compensated for its management services by fixed fees and incentive fees.

                  RFI has the sole power to vote and dispose of the 87,722 RFI Direct Shares.

                  Phillip Schaeffer has the sole power to vote and dispose of the 22,615 Phillip Schaeffer Shares and, until January 10, 1995, shared the power to vote and dispose of the 725 Sara Schaeffer Shares and the 818 Louis and Marilyn Schaeffer Shares.

                  Until January 10, 1995, Michael Rowe had the sole power to vote and dispose of the 409 Michael Rowe Shares and shared the power to vote and dispose of the 2,068 Frank Rowe Shares and the 2,000 Portfolio Shares.

                  Until January 10, 1995, Sara Schaeffer shared the power to vote and dispose of the 725 Sara Schaeffer Shares.

                  Until January 10, 1995, Louis and Marilyn Schaeffer shared the power to vote and dispose of the 818 Louis and Marilyn Schaeffer Shares.

                  Until January 10, 1995, Frank Rowe shared the power to vote and dispose of the 2,068 Frank Rowe Shares.

                  Until January 10, 1995, Portfolio shared the power to vote and dispose of the 2,000 Portfolio Shares.

                  (c) On January 5, 1995, Phillip Schaeffer purchased 5,000 shares of Class A Common Stock for $9.90 per share, for aggregate consideration of $49,475 (including brokerage commissions). Such shares were purchased in the open market.

                  On January 10, 1995, Sara Schaeffer and Phillip Schaeffer sold the 725 Sara Schaeffer Shares for $9.75 per share, for aggregate consideration of $7,068.75 (including brokerage commissions). Such shares were sold in the open market.

                  On January 10, 1995, Louis and Marilyn Schaeffer and Phillip Schaeffer sold the 818 Louis and Marilyn Schaeffer Shares for $9.75 per share, for aggregate consideration of $7,975.50 (including brokerage commissions). Such shares were sold in the open market.

                  On January 10, 1995, Michael Rowe sold the 409 Michael Rowe Shares for $9.75 per share, for aggregate consideration of $3,987.75 (including brokerage commissions). Such shares were sold in the open market.

                  On January 10, 1995, Frank Rowe and Michael Rowe sold the 2,068 Frank Rowe Shares for $9.75 per share, for aggregate consideration of $20,163 (including brokerage commissions). Such shares were sold in the open market.

                  On January 10, 1995, Portfolio and Michael Rowe sold the 2,000 Portfolio Shares for $9.75 per share, for aggregate consideration of $19,500 (including brokerage commissions). Such shares were sold in the open market.

                  (d) Except as set forth in this Schedule 13D, no person is known by any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares reported herein.

                  (e) As indicated above in Item 5(c), on January 10, 1995, Sara Schaeffer, Louis and Marilyn Schaeffer, Michael Rowe, Frank Rowe and Portfolio each sold all of their respective shares of Class A Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

                  The following documents are attached hereto and incorporated herein by reference:

                  Exhibit 1       Joint Filing Agreement

                  Exhibit 2       Powers of Attorney

                  Exhibit 3       Executive Officers and Directors of RFI

                  Exhibit 4 Letter dated January 12, 1995 from RFI to the Company's Board of Directors

                                                    SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

Dated: January 12, 1995

                             ROBERT FLEMING INC.



                            By: /s/ Arthur A. Levy
                            ----------------------
                                 Name:  Arthur A. Levy
                                 Title:    President


- --------
* Each of the undersigned Reporting Persons certifies only the information stated herein regarding such Reporting Person.

                                                    SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

Dated: January 12, 1995





                            By: /s/ Arthur A. Levy
                            ----------------------

                                 Phillip S. Schaeffer
                                 By:  Arthur A. Levy
                                 Title:    Attorney-in-fact


- --------
* Each of the undersigned Reporting Persons certifies only the information stated herein regarding such Reporting Person.

                                                    SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

Dated: January 12, 1995





                            By: /s/ Arthur A. Levy
                            ----------------------
                                  Michael E. Rowe
                                  By:  Arthur A. Levy
                                  Title:    Attorney-in-fact


- --------
* Each of the undersigned Reporting Persons certifies only the information stated herein regarding such Reporting Person.

                                                    SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

Dated: January 12, 1995





                            By: /s/ Arthur A. Levy
                            ----------------------
                                Sara H. Schaeffer
                                By:  Arthur A. Levy
                                Title:    Attorney-in-fact


- --------
* Each of the undersigned Reporting Persons certifies only the information stated herein regarding such Reporting Person.

                                                    SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

Dated: January 12, 1995





                            By: /s/ Arthur A. Levy
                            ----------------------
                                   Louis P. Schaeffer
                                   By:  Arthur A. Levy
                                   Title:    Attorney-in-fact


- --------
* Each of the undersigned Reporting Persons certifies only the information stated herein regarding such Reporting Person.

                                                    SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

Dated: January 12, 1995





                            By: /s/ Arthur A. Levy
                            ----------------------
                                   Marilyn J. Schaeffer
                                   By:  Arthur A. Levy
                                   Title:    Attorney-in-fact


- --------
* Each of the undersigned Reporting Persons certifies only the information stated herein regarding such Reporting Person.

                                                    SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

Dated: January 12, 1995





                            By: /s/ Arthur A. Levy
                            ----------------------
                                Frank E. Rowe, Jr.
                                By: Arthur A. Levy
                                Title: Attorney-in-fact


- --------
* Each of the undersigned Reporting Persons certifies only the information stated herein regarding such Reporting Person.

                                                    SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

Dated: January 12, 1995

                                PORTFOLIO PRESS



                                By: /s/ Arthur A. Levy
                                ----------------------
                                      Name:  Arthur A. Levy
                                      Title:    Attorney-in-fact



- --------
* Each of the undersigned Reporting Persons certifies only the information stated herein regarding such Reporting Person.